UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,026,995
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,026,995
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,026,995
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 8
Item 1.  Security and Issuer.
This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D, dated August 4, 2016, as amended by Amendment No. 1 to the Schedule 13D, dated September 15, 2016, Amendment No. 2 to the Schedule 13D, dated August 6, 2018, Amendment No. 3 to the Schedule 13D, dated December 19, 2018, Amendment No. 4 to the Schedule 13D, dated March 28, 2019 and Amendment No. 5, dated July 10, 2019 (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by North Sound Management, Inc. (“NS Manager”), Brian Miller and North Sound Trading, LP (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of Inseego Corp., a Delaware corporation (the “Issuer”).

Item 5.  Interest in Securities of the Issuer.
The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)        The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on a total of (i) 79,531,512 shares of Common Stock issued and outstanding as of August 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019 and (ii) the 625,000 shares of Common Stock issuable upon exercise of the New Warrant held by NS Trading.  The New Warrant is exercisable at any time on or after September 28, 2019.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 8

Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 7,026,995 shares of Common Stock, constituting approximately 8.8% of the outstanding shares of Common Stock. In addition, Mr. Miller directly owns 42,521 restricted stock units, which are scheduled to vest over a three-year period, with one-third vesting on each anniversary of October 25, 2018, the grant date.  An additional 17,562 restricted stock units are directly owned by Mr. Miller and are scheduled to vest in full on February 14, 2020.  The restricted stock units convert into shares of Common Stock on a one-for-one basis.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 7,026,995 shares of Common Stock beneficially owned by the Reporting Persons.

(c)          Except as previously disclosed on this Schedule 13D or for the transactions described herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Purchase of Series E Preferred Stock

On August 9, 2019, NS Trading and certain other investors (collectively, the “Investors”) entered into a Securities Purchase Agreement (the “Series E Purchase Agreement”) with the Issuer  pursuant to which, among other things, the Issuer issued and sold to the Investors, in a private placement transaction, an aggregate of 10,000 shares of the Issuer’s Fixed-Rate Cumulative Perpetual Preferred Stock, Series E, par value $0.001 per share (the “Series E Preferred Stock”), for a purchase price of $1,000 per share of Series E Preferred Stock, resulting in aggregate gross proceeds to the Issuer of $10 million. NS Trading purchased 3,000 shares of the Series E Preferred Stock for an aggregate purchase price of $3,000,000.

Each share of Series E Preferred Stock entitles the holder thereof to receive, when, as and if declared by the Issuer out of assets legally available therefor, cumulative cash dividends at an annual rate of 9.00% payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on October 1, 2019. If dividends are not declared and paid in any quarter, or if such dividends are declared but holders of the Series E Preferred Stock elect not to receive them in cash, the quarterly dividend will be deemed to accrue and will be added to the Series E Base Amount. The Series E Preferred Stock has no voting rights unless otherwise required by law. The Series E Preferred Stock is perpetual and has no maturity date. However, the Issuer may, at its option, redeem shares of the Series E Preferred Stock, in whole or in part, on or after July 1, 2022, at a price equal to 110% of the Series E Base Amount plus (without duplication) any accrued and unpaid dividends. The “Series E Base Amount” means $1,000.00 per share, plus any accrued but unpaid dividends, whether or not declared by the Issuer’s board of directors, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up of the Issuer, the holders of the Series E Preferred Stock will be entitled to receive, after satisfaction of liabilities to creditors and subject to the rights of holders of any senior securities, but before any distribution of assets is made to holders of common stock or any other junior securities, the Series E Base Amount plus (without duplication) any accrued and unpaid dividends.

The foregoing description of the Series E Purchase Agreement and the Series E Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Series E Preferred Stock Purchase Agreement and the Certificate of Designation of the Series E Preferred Stock, a copy of which is filed as Exhibit 8 and Exhibit 9, respectively, to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 8

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 13, 2019, among North Sound Management, Inc., North Sound Trading LP and Brian Miller.

Exhibit 2*
Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3*	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4*
Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5*
Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6*	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7*	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed March 29, 2019).

Exhibit 8
Securities Purchase Agreement, dated August 9, 2019, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed August 13, 2019).

Exhibit 9
Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock of Inseego Corp. (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K, filed August 13, 2019).

*Previously filed.

CUSIP No. 45782B104	SCHEDULE 13D	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2019

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller